UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.      )*

Amyris, Inc.
(Name of Issuer)
Common Stock, $0.0001 par value per share
(Title of Class of Securities)
03236M 10 1
(CUSIP Number)
December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	03236M 10 1

1	NAMES OF REPORTING PERSONS Khosla Ventures II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, United States of America

	5	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,334,985 shares of Common Stock (2)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH:	8	SHARED DISPOSITIVE POWER

3,334,985 shares of Common Stock (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,334,985 shares of Common Stock (2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.6% (3)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) This statement on Schedule 13G is filed by Khosla Ventures II, L.P. (“KV II”), Khosla Ventures Associates II, LLC (“KVA II”), Khosla Ventures III, L.P. (“KV III”), Khosla Ventures Associates III, LLC (“KVA III”), Vinod Khosla (“Khosla”) and VK Services, LLC (“VK Services,” together with KV II, KVA II, KV III, KVA III and Khosla, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2) The shares are held by KV II. VK Services serves as the manager of KVA II which serves as the general partner of KV II. As such, VK Services possesses power to direct the voting and disposition of the shares owned by KV II. VK Services and KVA II may be deemed to have indirect beneficial ownership of the shares held by KV II. KVA II holds no shares of the Issuer directly.
(3) This percentage set forth on the cover sheets are calculated based on 43,815,019 shares of the Common Stock reported to be outstanding as of October 29, 2010 as set forth in the Issuer’s Form 10-Q as filed with the Securities and Exchange Commission (“SEC”) on November 10, 2010.

CUSIP No.	03236M 10 1

1	NAMES OF REPORTING PERSONS Khosla Ventures Associates II, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑(1)

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, United States of America

	5	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,334,985 shares of Common Stock (2)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH:	8	SHARED DISPOSITIVE POWER

3,334,985 shares of Common Stock (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,334,985 shares of Common Stock (2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.6% (3)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1) This statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2) The shares are held by KV II. VK Services serves as the manager of KVA II which serves as the general partner of KV II. As such, VK Services possesses power to direct the voting and disposition of the shares owned by KV II. VK Services and KVA II may be deemed to have indirect beneficial ownership of the shares held by KV II. KVA II holds no shares of the Issuer directly.
(3) This percentage set forth on the cover sheets are calculated based on 43,815,019 shares of the Common Stock reported to be outstanding as of October 29, 2010 as set forth in the Issuer’s Form 10-Q as filed with the Securities and Exchange Commission (“SEC”) on November 10, 2010.

CUSIP No.	03236M 10 1

1	NAMES OF REPORTING PERSONS Khosla Ventures III, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, United States of America

	5	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		564,853 shares of Common Stock (2)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH:	8	SHARED DISPOSITIVE POWER

564,853 shares of Common Stock (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

564,853 shares of Common Stock (2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

1.3% (3)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) This statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2) The shares are held by KV III. VK Services serves as the manager of KVA III which serves as the general partner of KV III. As such, VK Services possesses power to direct the voting and disposition of the shares owned by KV III. VK Services and KVA III may be deemed to have indirect beneficial ownership of the shares held by KV III. KVA III holds no shares of the Issuer directly.
(3) This percentage set forth on the cover sheets are calculated based on 43,815,019 shares of the Common Stock reported to be outstanding as of October 29, 2010 as set forth in the Issuer’s Form 10-Q as filed with the SEC on November 10, 2010.

CUSIP No.	03236M 10 1

1	NAMES OF REPORTING PERSONS Khosla Ventures Associates III, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, United States of America

	5	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		564,853 shares of Common Stock (2)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH:	8	SHARED DISPOSITIVE POWER

564,853 shares of Common Stock (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

564,853 shares of Common Stock (2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

1.3% (3)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1) This statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2) The shares are held by KV III. VK Services serves as the manager of KVA III which serves as the general partner of KV III. As such, VK Services possesses power to direct the voting and disposition of the shares owned by KV III. VK Services and KVA III may be deemed to have indirect beneficial ownership of the shares held by KV III. KVA III holds no shares of the Issuer directly.
(3) This percentage set forth on the cover sheets are calculated based on 43,815,019 shares of the Common Stock reported to be outstanding as of October 29, 2010 as set forth in the Issuer’s Form 10-Q as filed with the SEC on November 10, 2010.

CUSIP No.	03236M 10 1

1	NAMES OF REPORTING PERSONS VK Services, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, United States of America

	5	SOLE VOTING POWER

NUMBER OF		61,328 shares of Common Stock

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,899,838 shares of Common Stock (2)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		61,328 shares of Common Stock

WITH:	8	SHARED DISPOSITIVE POWER

3,899,838 shares of Common Stock (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,961,166 shares of Common Stock (2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.0% (3)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1) This statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2) Includes (i) 3,334,985 shares of Common Stock held by KV II and (ii) 564,853 shares of Common Stock held by KV III. VK Services serves as the manager of KVA II and KVA III which serves as the general partner of KV II and KV III, respectively. As such, VK Services possesses power to direct the voting and disposition of the shares owned by KV II and KV III and may be deemed to have indirect beneficial ownership of the shares held by KV II and KV III.
(3) This percentage set forth on the cover sheets are calculated based on 43,815,019 shares of the Common Stock reported to be outstanding as of October 29, 2010 as set forth in the Issuer’s Form 10-Q as filed with the SEC on November 10, 2010.

CUSIP No.	03236M 10 1

1	NAMES OF REPORTING PERSONS Vinod Khosla

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	5	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,961,166 shares of Common Stock (2)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH:	8	SHARED DISPOSITIVE POWER

3,961,166 shares of Common Stock (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,961,166 shares of Common Stock (2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.0% (3)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) This statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2) Includes (i) 3,334,985 shares of Common Stock held by KV II, (ii) 564,853 shares of Common Stock held by KV III, and (iii) 61,328 shares of Common Stock held by VK Services. Khosla serves as the manager of VK Services, which serves as the manager of KVA II and KVA III which serves as the general partner of KV II and KV III, respectively. As such, Khosla possesses power to direct the voting and disposition of the shares owned by KV II and KV III and may be deemed to have indirect beneficial ownership of the shares held by KV II and KV III. Khosla holds no shares of the Issuer directly.
(3) This percentage set forth on the cover sheets are calculated based on 43,815,019 shares of the Common Stock reported to be outstanding as of October 29, 2010 as set forth in the Issuer’s Form 10-Q as filed with the SEC on November 10, 2010.

CUSIP No.	03236M 10 1
Introductory Note: This statement on Schedule 13G is filed by the Reporting Persons in respect of shares of Common Stock, par value $0.0001 per share (“Common Stock”), of Amyris, Inc. (the “Issuer”).

Item 1(a).	Name of Issuer:
Amyris, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Officers:
5885 Hollis Street, Suite 100
Emeryville, California 94608

Item 2(a).	Name of Person(s) Filing:
Khosla Ventures II, L.P. (“KV II”)
Khosla Ventures Associates II, LLC (“KVA II”)
Khosla Ventures III, L.P. (“KV III”)
Khosla Ventures Associates III, LLC (“KVA III”)
VK Services, LLC (“VK Services”)
Vinod Khosla (“Khosla”)

Item 2(b).	Address of Principal Business Office:
Khosla Ventures
3000 Sand Hill Road
Building 3, Suite 190
Menlo Park, California 94025

Item 2(c).	Citizenship:

KV II	Delaware, United States of America
KVA II	Delaware, United States of America
KV III	Delaware, United States of America
KVA III	Delaware, United States of America
VK Services	Delaware, United States of America
Khosla	United States of America

Item 2(d).	Title of Class of Securities:
Common Stock, par value $0.0001 per share.

Item 2(e).	CUSIP Number:
03236M 10 1

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:
Not applicable.

CUSIP No.	03236M 10 1

Item 4(a).	Amount Beneficially Owned:

Item 4(b).	Percent of Class:

Item 4(c).	Number of shares as to which such persons have:
The following information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2010:

			Shared	Sole	Shared
	Shares Held	Sole Voting	Voting	Dispositive	Dispositive	Beneficial	Percentage of
Reporting Persons	Directly	Power	Power (1)	Power	Power (1)	Ownership (1)	Class(1, 3)
KV II	3,334,985	0	3,334,985	0	3,334,985	3,334,985	7.6%
KVA II (2)	0	0	3,334,985	0	3,334,985	3,334,985	7.6%
KV III	564,853	0	564,853	0	564,853	564,853	1.3%
KVA III (2)	0	0	564,853	0	564,853	564,853	1.3%
VK Services (2)	61,328	61,328	3,899,838	61,328	3,899,838	3,961,166	9.0%
Khosla (2)	0	0	3,961,166	0	3,961,166	3,961,166	9.0%

(1)	Represents the number of shares of Common Stock currently underlying all Securities held by the Reporting Persons.

(2)	VK Services serves as the manager of KVA II and KVA III which serves as the general partner of KV II and KV III, respectively. As such, VK Services possesses power to direct the voting and disposition of the shares owned by KV II and KV III and may be deemed to have indirect beneficial ownership of the shares held by KV II and KV III. KVA II and KVA III hold no shares of the Issuer directly. Khosla serves as the manager of VK Services. As such, Khosla possesses power to direct the voting and disposition of the shares owned by KV II and KV III and may be deemed to have indirect beneficial ownership of the shares held by KV II and KV III. Khosla holds no shares of the Issuer directly.

(3)	This percentage set forth on the cover sheets are calculated based on 43,815,019 shares of the Common Stock reported to be outstanding as of October 29, 2010 as set forth in the Issuer’s Form 10-Q as filed with the SEC on November 10, 2010.

Item 5.	Ownership of Five Percent or Less of a Class:
If this statement is being filed to report the fact that as of the date hereof, the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:
Not applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:
Not applicable.

Item 8.	Identification and Classification of Members of the Group:
Not applicable.

Item 9.	Notice of Dissolution of Group:
Not applicable.

Item 10.	Certification:
Not applicable.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 8, 2011
KHOSLA VENTURES II, L.P.
By its General Partner, Khosla Ventures Associates II, LLC
/s/ Vinod Khosla

Vinod Khosla
Managing Director
KHOSLA VENTURES ASSOCIATES II, LLC
/s/ Vinod Khosla

Vinod Khosla
Managing Director
KHOSLA VENTURES III, L.P.
By its General Partner, Khosla Ventures Associates III, LLC
/s/ Vinod Khosla

Vinod Khosla
Managing Director
KHOSLA VENTURES ASSOCIATES III, LLC
/s/ Vinod Khosla

Vinod Khosla
Managing Director
VK SERVICES, LLC
/s/ Vinod Khosla

Vinod Khosla
Managing Director
/s/ Vinod Khosla

Vinod Khosla
Exhibit(s):
99.1: Joint Filing Statement